

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2015

<u>Via E-mail</u>
Jose Dias
Chief Executive Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia

> **Re: Tecnoglass Inc.**
> **Registration Statement on Form S-4**
> **Filed July 9, 2015**
> **File No. 333-205586**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **File No. 1-35436**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2015**
> **Filed May 7, 2015**

Dear Mr. Dias:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Please ensure that the Offer to Exchange disseminated to security holders contains all the information required by Item 1010 Regulation M-A, including Item 1010(a)(3) and (a)(4) and, if material, Item 1010(b). Refer to Item 10 of Schedule TO and Exchange Act Rule 13e-4(e)(2).

2.   To the extent that our comments relate to disclosures within future periodic reports, please ensure that you also address our comments in future filings.

Liquidity and Cash Flow, page 47

3.   We note your disclosure that the "[you] expect that cash flow from operations, proceeds from borrowings under [your] lines of credit, and the proceeds from the merger will be its primary sources of liquidity and will be sufficient to fund [your] cash requirements for the next twelve months". Please expand your disclosure to address the following: explain why a substantial amount of your loans are short-term; indicate whether long-term debt is generally available in the countries you operate; and address the potential risks and consequences if you are unable to refinance your short term loans.

4.   On page 9, you indicate that you are holding company and you derive substantially all of your operating income from your subsidiaries. You disclosed that you rely on the earnings and cash flows of your subsidiaries to meet your debt service obligations or dividend payments. Please address any potential restrictions on your ability to declare dividends and the potential impact on your liquidity, financial condition and results of operations.

Comparison of quarterly periods ended March 31, 2015 and March 31, 2014, page 48

5.   To the extent that multiple items impact your results of operations please revise your filing to quantify and discuss the reasons for such changes. In this regard we note that increased sales commissions and shipping charges impacted SG&A.

Comparison of years ended December 31, 2014 and December 31, 2013, page 49

6.   Given the significance of non-operating revenues on your net income, please revise your disclosure to include a discussion and quantification of the individual items that led to this income. In this regard, we note from your footnote disclosure that a substantial portion of the non-operating revenue was the result of foreign currency transactions.

7.   Your disclosure indicates that your backlog increased year over year due to contract awards and business growth. Please tell us whether you have also included backlog acquired from RC Aluminum and if so, please revise your disclosure to quantify how much of the backlog increase was a result of this transaction.

Contractual Obligations, page 50

8.   Please revise your table of contractual obligations to include your estimated interest obligations. You should also update your footnote disclosures to include the estimates that you used to quantify future interest obligations in your table.

Legal Matters, page 58

9.   Please file Graubard Miller's tax opinion in your next filing

Consolidated Balance Sheet, page FS-4

10.   We note that accounts payable and accrued liabilities represent 19% of total liabilities. Please revise your balance sheet to separately present accounts payable and accrued liabilities. To the extent further segregation of your accrued liabilities may be useful in helping a reader understand your obligations, please provide footnote disclosures that quantify and explain the specific nature of such liabilities.

Consolidated Statement of Operations and Comprehensive Income, pages FS-6 and FS-33

11.   Given the significance of your related party transactions, please revise your statement of income to include related party amounts on the face of your income statement. Please refer to Rule 4-08(k) of Regulation S-X.

12.   Please revise your statement to include a line under interest expense to allow the reader to identify 'Income Before Taxes' as a subtotal.

Notes to the Consolidated Financial Statements
Notes to the Condensed Consolidated Financial Statements

Note 5. Variable Interest Entities, page FS-18
Note 3. Variable Interest Entities, page FS-39

13.   Regarding the variable interest entities, please provide the following information:
   • tell us what percentage of ES Windows LLC and Ventanas Solar S.A. income is derived from the import and sale of the Company's products;
   • tell us whether you are able to import and sell your products in Florida and Panama without the assistance of these entities; and
   • provide to us a more comprehensive discussion of the facts and circumstances you analyzed to determine who had the controlling financial interests. Please specifically address your consideration of your related parties for the purposes of determining whether you are the primary beneficiary. Refer to ASC 810-10-25.

Note 11. Long Term Debt, page FS-21
Note 6. Long Term Debt, page FS-40

14.   Please quantify the amount of assets pledged to secure borrowings at each balance sheet date.

15.   We note your disclosure that you were in compliance with debt covenants at December 31, 2014. Please revise your disclosure to indicate whether you were in compliance with covenants at March 31, 2015.

Note 20. Acquisitions, page FS-29

16.   Please tell us how you accounted for the acquisition of backlog and contracted projects. Additionally, please tell us whether you have recorded an asset on your balance sheet at December 31, 2014 for this acquisition.

Note 21. Segment and Geographical Information, page FS-30
Note 9. Segment and Geographical Information, page FS-42

17.   Your disclosure indicates that "The Company operates a single segment business for product sales which consists of geographical sales territories." Please revise your disclosure to identify your operating and reporting segment. It appears to us that your geographical regions may be your operating segments and that you may be aggregating these operating segments into one reportable segment. If that is accurate, please demonstrate to us how you determined that aggregation was appropriate under ASC Topic 280-10-50-11.

18.   Please provide all of the disclosures required by ASC 280-10-50-40 and 50-41.

Form 10-K for the Year Ended December 31, 2014

Controls and Procedures, page 27

19.   Please amend your Form 10-K for the year ended December 31, 2014 to also state your conclusion regarding the effectiveness of your internal control over financial reporting as required by Item 308(a) of Regulation S-K. In doing so, please also ensure that you include currently dated certifications that refer to the Form 10-K/A.

20.   Please also revise your disclosure to state whether there has been any changes in internal control over financial reporting during the "quarter ended December 31, 2014" rather than "fiscal year ended December 31, 2013 that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Form 10-Q for the Period Ended March 31, 2015

21.   Please amend your Form 10-Q for the period ended March 31, 2015 to state your conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K. In doing so, please also ensure that you include currently dated certifications that refer to the Form 10-Q/A. Please also note that management's report on internal control over financial reporting is only required in your

annual report on Form 10-K rather than in your interim reports on Form 10-Q. See Item 308(a) of Regulation S-K.

22.   Please also revise your disclosure to state whether there has been any changes in internal control over financial reporting during the quarter ended March 31, 2015 that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or Ernest Greene, Staff Accountant, at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Jay Ingram, Legal Branch Chief at 202-551-3397 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Jeffrey Gallant, Esq.
        Graubard Miller